Exhibit 99.19(c)(2)

VOYA GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

Dear Shareholders,

This Section 19(a) Notice provides shareholders of Voya Global Advantage and Premium Opportunity Fund (NYSE: IGA) with important information concerning its distribution declared in March 2025. This Section 19(a) Notice is issued as required by the Fund’s Managed Distribution Plan (the “Plan") and an exemptive order received from the U.S. Securities and Exchange Commission. The Board of Trustees has approved the implementation of the Plan to make monthly cash distributions to common shareholders, stated in terms of a fixed amount per common share. This information is sent to you for informational purposes only and is an estimate of the sources of the February distribution. It is not determinative of the tax character of the Fund’s distributions for the 2025 calendar year. Shareholders should note that the Fund’s total regular distribution amount is subject to change as a result of market conditions or other factors.

The amounts and sources of distributions reported in this notice are estimates, are not being provided for tax reporting purposes and the distribution may later be determined to be from other sources including realized short-term gains, long-term gains, to the extent permitted by law, and return of capital. The actual amounts and sources for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Monthly Distribution: Payable April 15, 2025

Distribution Amount per Common Share: $0.085

The following table sets forth an estimate of the sources of the Fund’s April distribution and its cumulative distributions paid this fiscal year to date. Amounts are expressed on a per common share basis and as a percentage of the distribution amount.

Voya Global Advantage and Premium Opportunity Fund

Source	Current Distribution	% of Current Distribution	Cumulative Distributions for the Fiscal Year-to-Date	% of the Cumulative Distributions for the Fiscal Year-to-Date[1]
Net Investment Income	$0.037	43.53%	$0.056	21.96%
Net Realized Short-Term Capital Gains	$0.028	32.94%	$0.038	14.90%
Net Realized Long-Term Capital Gains	$0.020	23.53%	$0.145	56.86%
Return of Capital or Other Capital Source(s)	$0.000	0.00%	$0.016	6.28%
Total per common share	$0.085	100.00%	$0.255	100.00%

1	The Fund’s fiscal year is March 1, 2024 to February 28, 2025.

IMPORTANT DISCLOSURE: You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan. The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’ The amounts and sources of distributions reported in this Section 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Set forth in the table below is information relating to the Fund’s performance based on its net asset value (NAV) for certain periods.

Average annual total return at NAV for the five year period ended on March 31, 2025[1]	13.44%
Annualized current distribution rate expressed as a percentage of NAV as of March 31, 2025[2]	9.73%
Cumulative total return at NAV for the fiscal year through March 31, 2025[3]	1.16%
Cumulative fiscal year to date distribution rate as a percentage of NAV as of March 31, 2025[4]	2.43%

1	Average annual total return at NAV represents the compound average of the annual NAV total returns of the Fund for the five year period ended on March 31, 2025.
2	The annualized current distribution rate is the cumulative distribution rate annualized as a percentage of the Fund’s NAV as of March 31, 2025.
3	Cumulative total return at NAV is the percentage change in the Fund’s NAV for the period from the beginning of its fiscal year to March 31, 2025 including distributions paid and assuming reinvestment of those distributions.
4	Cumulative fiscal year distribution rate for the period from the year-to-date period as a percentage of the Fund’s NAV as of March 31, 2025.